# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGNT, INC., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0002153943
Persons authorized to receive notices and communications: Frank Selden, 336 36th St. #389, Bellingham, Washington (WA), 98225, 206-550-9777

## Reporting persons
- Gratitude 2022 Trust U/A/D 8/26/22 (CIK 0002153943): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,037,824; sole dispositive power 0; shared dispositive power 18,037,824; aggregate amount beneficially owned 18,037,824 (10.8% of the class)
  Comment: (1) Percent of Class based on 167,117,937 shares of common stock of the Issuer issued and outstanding as of June 30, 2026, as reported by the Issuer in its Quarterly Report filed with the Securities and Exchange Commission ("SEC") on August 4, 2026 (the "Quarterly Report").
- Frank A. Selden (CIK 0002153944): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,037,824; sole dispositive power 0; shared dispositive power 18,037,824; aggregate amount beneficially owned 18,037,824 (10.8% of the class)
  Comment: (1) All shares beneficially owned by Frank A. Selden are held by and in the name of Mr. Selden solely in his capacity as trustee of the Gratitude 2022 Trust U/A/D 8/26/22 (the "Trust").
  
  (2) Percent of Class based on 167,117,937 shares of common stock of the Issuer issued and outstanding as of June 30, 2026, as reported by the Issuer in the Quarterly Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AGNT, INC.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Comment: This statement on Schedule 13D (the "Schedule 13D") is being filed by the reporting persons as a result of the change in the name of the record owner of the shares to reflect that Frank A. Selden was appointed the successor trustee of the Trust following the death of Penny Sanford, the previous trustee of the Trust.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the following reporting persons:

1. The Gratitude 2022 Trust U/A/D 8/26/22, a trust governed by the laws of the State of Nevada. Its principal business address is 336 36th St. #389, Bellingham, Washington 98225.

2. Frank A. Selden
Residence or business address: The principal business address of Frank A. Selden is 336 36th St. #389, Bellingham, Washington 98225.
Present principal occupation or employment: Frank A. Selden is a retired tax attorney.
Criminal convictions in the last five years: With respect to all reporting persons: None.
Civil proceedings (securities laws) in the last five years: With respect to all reporting persons: None.
Citizenship: Frank A. Selden is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 3, 2026, the record ownership of the shares reported herein and owned by the Trust was changed from Penny Sanford, as trustee of the Trust, to Frank A. Selden, as trustee of the Trust, following the appointment of Frank A. Selden as trustee of the Trust as a result of the death of Penny Sanford.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 3, 2026, the Issuer entered into a stock purchase agreement with Frank A. Selden, as trustee of the Gratitude 2022 Trust, to purchase 8,693,290 shares of Common Stock (the "Purchased Shares") from the Trust. The purchase of the Purchased Shares will close subject to the satisfaction or waiver of customary closing conditions, including the accuracy of the parties' respective representations and warranties and compliance with the parties' respective covenants, as well as the satisfactory receipt by the Issuer's transfer agent of a duly executed stock transfer power, bearing a medallion signature guarantee, evidencing the transfer of the Purchased Shared to the Issuer. The purchase price for the Purchased Shares will be $3.68 per share, equal to the volume-weighted average price of the Issuer's common stock over the five trading days preceding the pricing date, less a 10% discount.

The reporting persons acquired the shares of Common Stock of the Issuer for investment purposes. Subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell a portion of the shares of Common Stock beneficially owned by the reporting persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The reporting persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the reporting persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages hereto is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover pages hereto is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference. Except as described herein, no transactions in the Issuer's Common Stock were effected by, or with respect to, the reporting persons within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement of filing persons relating to the filing of joint statement per Rule 13d-1(k).
99.2 Stock Purchase Agreement, dated as of September 3, 2026, between the Issuer and Frank Selden as trustee of the Gratitude 2022 Trust (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2026).

## Signatures
- Gratitude 2022 Trust U/A/D 8/26/22: /s/ Frank A. Selden, Frank A. Selden, as Trustee (09/08/2026)
- Frank A. Selden: /s/ Frank A. Selden, Frank A. Selden (09/08/2026)